UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

27/F, Kai Yuan Center, No. 5, East Main Street Shijiazhuang, Hebei

                People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF AUTOCHINA INTERNATIONAL LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this page are the unaudited condensed consolidated financial statements as of March 31, 2013 and December 31, 2012 and the financial results for the three month periods ended March 31, 2013 and 2012 of the Company.

2

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2013	2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$81,370	$75,777
Restricted cash	1,437	160
Accounts receivable, net of provision for doubtful debts of $14,497 and $12,041 respectively	32,719	32,956
Inventories	8,909	6,728
Deposits for inventories	23	20
Prepaid expenses and other current assets	3,961	4,512
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $395 and $296, respectively	171,792	196,213
Total current assets	300,211	316,366

Construction in progress	77,475	76,669
Property, equipment and leasehold improvements, net	4,828	4,985
Deferred income tax assets	3,142	2,547
Net investment in direct financing and sales-type leases, net of current maturities	36,790	38,739

Total assets	$422,446	$439,306

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $55,831 and $75,412 as of March 31, 2013 and December 31, 2012, respectively)	$82,949	$102,458
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $117 and $68 as of March 31, 2013 and December 31, 2012, respectively)	10,809	16,392
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of $3,726 and $706 as of March 31, 2013 and December 31, 2012, respectively)	6,737	2,228
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $12,769 and $4,857 as of March 31, 2013 and December 31, 2012, respectively)	16,448	15,049
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $108 and $86 as of March 31, 2013 and December 31, 2012, respectively)	65,720	65,595
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $653 and $161 as of March 31, 2013 and December 31, 2012, respectively)	3,613	1,956
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $2,967 and $1,931 as of March 31, 2013 and December 31, 2012, respectively)	4,385	2,551
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of $1,703 and nil as of March 31, 2013 and December 31, 2012, respectively)	1,186	4,717
Total current liabilities	191,847	210,946

3

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2013	2012
	(unaudited)
Commitment and Contingency

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919 shares at March 31, 2013 and December 31, 2012, respectively	24	24
Additional paid-in capital	324,854	323,856
Statutory reserves	16,997	16,997
Accumulated losses	(135,074)	(135,487)
Accumulated other comprehensive income	23,798	22,970
Total shareholders’ equity	230,599	228,360

Total liabilities and shareholders’ equity	$422,446	$439,306

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended March 31,
	2013	2012
		As Adjusted – note 2
Revenues
Commercial vehicles	$57,107	$80,443
Finance	10,501	20,732
Insurance	3,747	1,893
Total revenues	71,355	103,068

Cost of sales
Commercial vehicles	1,491	2,747
Commercial vehicles, related parties	54,717	75,797
Insurance	807	—
Total cost of sales	57,015	78,544

Gross profit	14,340	24,524

Operating (income) expenses
Selling and marketing	2,203	2,124
General and administrative	11,776	8,131
Interest expense	1,660	3,795
Interest expense, related parties	181	281
Other income, net	(2,413)	(568)
Total operating expenses	13,407	13,763

Income from operations	933	10,761

Other income
Interest income	92	35

Income before income taxes	1,025	10,796

Income tax provision	(612)	(2,768)

Net income	413	8,028

Foreign currency translation adjustment	828	(15)

Comprehensive income	$1,241	$8,013

5

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended March 31,
	2013	2012
		As Adjusted – note 2
Earnings per share
Basic	$0.02	$0.34
Diluted	$0.02	$0.34

Weighted average shares outstanding
Basic	23,538,919	23,538,919
Diluted	23,807,517	23,612,622

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2013	2012
		As Adjusted – note 2

Net cash provided by operating activities	$22,807	$89,402

Cash flow from investing activities:
Capital expenditure on construction in progress	(601)	(43,999)
Purchase of property, equipment and leasehold improvements	(303)	(1,247)
Increase in restricted cash	(1,273)	—
Repayment of due from an affiliate	—	(740)

Net cash used in investing activities	(2,177)	(45,986)

Cash flow from financing activities:
Proceeds from borrowings	23,882	29,200
Repayments of borrowings	(43,626)	(52,215)
Proceeds from affiliates for debt	5	29,223
Repayment to affiliates	—	(31,260)
Increase in accounts payable, related parties	54,717	75,797
Repayment to accounts payable, related parties	(50,222)	(66,679)
Dividend paid	—	(5,885)
Capital distribution	—	(29,184)

Net cash used in financing activities	(15,244)	(51,003)

Net cash provided by (used in) operating, investing and financing activities	5,386	(7,587)

Effect of foreign currency translation on cash and cash equivalents	207	38

Net increase (decrease) in cash and cash equivalents	5,593	(7,549)

Cash and cash equivalents, beginning of the period	75,777	43,048

Cash and cash equivalents, end of the period	$81,370	$35,499

Supplemental disclosure of cash flow information:
Interest paid	$2,185	$7,076
Income taxes paid	$2,904	$2,965

 The accompanying notes are an integral part of these condensed consolidated financial statements.

7

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three Months Ended March 31, 2013 and 2012

(in thousands except share and per share data)

NOTE 1 – BACKGROUND

AutoChina International Limited (the “Company” or “AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations primarily consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services. In April 2013, the Company commenced office leasing business in China.

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of March 31, 2013, the Company had 534 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with various major insurance companies in China to sell insurance. AutoChina’s 534 store locations are each licensed to sell insurance from these carrier partners, and as of March 31, 2013, the Company also operated 23 new insurance agency branch offices solely dedicated to this service in appropriate markets.

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012.The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 534 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price is payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2013).

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its variable interest entities (“VIEs”), Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”). Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”) from Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”) to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred 10% interest of Hebei Chuanglian Finance Leasing Co., Ltd. to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China Citic Bank, Shijiazhuang, Hebei Province Branch (“Citic Bank”), whereby Citic Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to Citic Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to Citic Bank to secure its guarantees. For the three months ended March 31, 2013, no material transactions occurred under this new mortgage financing arrangement.

8

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of March 31, 2013 and December 31, 2012 and for the three months ended March 31, 2013 and 2012:

	March 31,	December 31,
	2013	2012
	(unaudited)

Total assets	$264,761	$237,875
Total liabilities	77,873	83,221

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)

Revenues	$6,898	$8,546
Net (loss) income	(2,921)	706

NOTE 2 – MERGER UNDER COMMON CONTROL AND ADJUSTMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

On September 11, 2012, the Company acquired 100% of the equity of Heat Planet and its subsidiaries from Alliance Rich Management Limited (“Alliance Rich”) through its wholly-owned subsidiary, ACG, for total consideration of approximately $159.3 million (see Note 1). On the same date, Mr. Li owned 65.9% and 100% equity of the Company and Alliance Rich, respectively. As both the Company and the acquired companies are under the common control of Mr. Li immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution to Mr. Li and a deduction to additional paid in capital amounting to $85,442 was recorded upon consummation of acquisition.

The Company has adjusted its financial statements for the three months ended March 31, 2012 to account for operating results and cash flows of Heat Planet and its subsidiaries to reflect the merger under common control.

Selected consolidated statement of income information for the three months ended March 31, 2012:

	Three months ended March 31, 2012 (as previously reported)	Effect of Adjustment	Three months ended March 31, 2012 (As Adjusted)
	(unaudited)	(unaudited)	(unaudited)

General and administrative	$8,120	$11	$8,131
Income from operations	10,772	(11)	10,761
Interest income	32	3	35
Income before income taxes	10,804	(8)	10,796
Net income	$8,036	$(8)	$8,028

9

Selected consolidated statement of cash flow information for the three months ended March 31, 2012:

	Three months ended March 31, 2012 (as previously reported)	Effect of Adjustment	Three months ended March 31, 2012 (As Adjusted)
	(unaudited)	(unaudited)	(unaudited)

Net cash provided by operating activities	$44,649	$44,753	$89,402
Net cash (used in) investing activities	(1,247)	(44,739)	(45,986)
Net cash (used in) provided by financing activities	(51,041)	38	(51,003)
Effect of foreign currency translation on cash	52	(14)	38
Net (decrease) increase in cash and cash equivalents	(7,587)	38	(7,549)
Cash and equivalents, beginning of period	43,019	29	43,048
Cash and equivalents, end of period	$35,432	$67	$35,499

NOTE 3 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2012 Annual Report filed with the SEC on April 30, 2013. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to affiliates and short-term borrowings. The carrying amounts of the financial instruments at March 31, 2013 and December 31, 2012 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Guarantee

The Company recognizes the financial guarantees in accordance with ASC 460, “Guarantees”.

10

Revenue Recognition

The Company recognizes its current new commercial vehicle lease financing arrangement as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. With respect to the value added services (tires, fuel, insurance and second-hand vehicles financing services) that the Company offers, the Company provides one to three months of revolving credit facilities to eligible customers. Revenue from our tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, and revenues from tires, fuel and insurance financing services are recorded as “Finance”. The insurance commission and agency fee is recorded as “Insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Office rental income related to the office leases is recognized on an accrual basis when due from office tenants as required by the accounting guidance applicable to leases, which provides guidance on classification and recognition. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Any cash concessions given at the inception of the lease are amortized over the approximate life of the lease, which is generally one year.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of two reporting and operating segments, the commercial vehicle sales, servicing, leasing and support business, and office leasing business.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

11

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)

Net income	$413	$8,028

Weighted average number of common shares outstanding – Basic	23,538,919	23,538,919
Stock options	337,629	73,703
Weighted average number of common shares outstanding – Diluted	23,876,548	23,612,622
Earnings per share
Basic	$0.02	$0.34
Diluted	$0.02	$0.34

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

NOTE 4 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	March 31,	December 31,
	2013	2012
	(unaudited)

Net investment in direct financing and sales-type lease	$43,686	$41,427
Receivable from value-added services	3,530	3,570
Less: Allowance for doubtful accounts	(14,497)	(12,041)
	$32,719	$32,956

Net investment in direct financing and sales-type lease included into the accounts receivable represents the net investment in direct financing and sales-type lease which is overdue and delinquent.

NOTE 5 –PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	March 31,	December 31,
	2013	2012
	(unaudited)

Temporary advances to employees	$276	$197
Prepaid interest expenses	—	51
Prepaid rent	1,435	1,632
Prepaid other taxes	43	81
Prepaid fuel charges	45	46
Prepaid insurance	1,172	1,365
Other current assets	990	1,140
Total	$3,961	$4,512

Prepaid insurance mainly includes the insurance premium of directors and officers liabilities insurances of the Company and the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

12

NOTE 6 – NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	March 31,	December 31,
	2013	2012
	(unaudited)

Minimum lease payments receivable	$229,464	$261,652
Less: Allowance for doubtful accounts	(395)	(296)
Net minimum lease payments receivable	229,069	261,356
Less: unearned interest income	(20,487)	(26,404)

Net investment in direct financing and sales-type leases	208,582	234,952
Less: Current maturities of net investment in direct financing and sales-type leases	(171,792)	(196,213)

Net investment in direct financing and sales-type leases, net of current maturities	$36,790	$38,739

Net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of March 31, 2013 and December 31, 2012, the aggregate effective interest rate on direct financing and sales-type leases is approximately 18.55% and 18.96% per annum, respectively.

At March 31, 2013, future minimum lease payments are as follows:

	Years Ending December 31,
	2013	2014	2015	Total

Net minimum lease payments receivable	$163,614	$61,554	$3,901	$229,069
Less: unearned interest income	(16,562)	(3,858)	(67)	(20,487)
Net investment in direct financing and sales-type leases	$147,052	$57,696	$3,834	$208,582

NOTE 7 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	March 31,	December 31,
	2013	2012
	(unaudited)

Leasehold improvements	$1,529	$1,512
Furniture and fixtures	6,357	6,189
Company automobiles	1,828	1,730
Total	9,714	9,431

Less: accumulated depreciation and amortization	(4,886)	(4,446)
Property, equipment and leasehold improvements, net	$4,828	$4,985

Depreciation and amortization expense for the operations was approximately $473 and $423 for the three months ended March 31, 2013 and 2012, respectively.

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NOTE 8 – CONSTRUCTION IN PROGRESS

Summaries of construction in progress are as follows:

	March 31,	December 31,
	2013	2012
	(unaudited)

Construction in progress	$77,475	$76,669

Construction in progress represented the cost of construction work of the office segment of Kai Yuan Center which had not yet been completed as of March 31, 2013. No depreciation expense is recorded for the construction in progress until the assets are placed in service.

NOTE 9 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	March 31,	December 31,
	2013	2012
	(unaudited)

Accrued expenses	$1,930	$2,540
Business and other tax payables	6,835	6,418
Salary payable	1,673	1,524
Temporary receipt of insurance premium	238	176
Temporary receipt of insurance claims	897	755
Deposits received	3,926	2,128
Interest payable	171	207
Other current liabilities	778	1,301
Total	$16,448	$15,049

Deposits received represented security deposits received from staff and customer deposits. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 10 – THIRD PARTY BORROWINGS

Short-term borrowings

A summary of the Company’s short-term borrowings is as follows:

	Weighted-average interest rate
	March 31,	December 31,		March 31,	December 31,
	2013	2012	Maturities	2013	2012
				(unaudited)

Short-term bank loans	6.73%	7.03%	July 2013 to January 2014	$82,949	$102,458

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 6.6% to 7.27% as of March 31, 2013, are denominated in RMB and have terms maturing within one year.

NOTE 11 – INCOME TAXES

Cayman Islands : Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong : The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months ended March 31, 2013 and 2012. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China : Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

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Summaries of the income tax provision in the condensed consolidated statements of income are as follows:

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)

Current	$4,738	$2,357
Deferred	(4,126)	411
Total	$612	$2,768

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	March 31,	December 31,
	2013	2012
	(unaudited)
Current
Deferred income tax assets:
Provision for doubtful accounts	$3,734	$3,096
Accrued liabilities	251	410
Tax loss carry forward	667	520
Other temporary differences	900	582
Net deferred income tax assets – current	5,552	4,608

Deferred income tax liabilities - current
Unearned income	(6,738)	(9,325)

Net deferred income tax liabilities – current	$(1,186)	$(4,717)

Non-current
Deferred income tax assets:
Accrued liabilities	1,749	1,738
Tax loss carry forward	1,999	1,560
Deferred income tax assets – non-current	3,748	3,298

Deferred income tax liabilities – non-current:
Unearned income	(606)	(751)

Net deferred income tax assets – non-current	$3,142	$2,547

As of March 31, 2013, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At March 31, 2013, the Company had $10,665 of tax loss carry forwards that expire through December 31, 2016.

15

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended March 31,
	2013	2012
	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%
Non-deductible expenses	32.4%	3.8%
Non-taxable income	(8.6)%	(0.8)%
Effect of rate differences in various transportation centers	10.9%	(2.4)%
Effective tax rate	59.7%	25.6%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months ended March 31, 2013 and 2012. As of March 31, 2013 and December 31, 2012, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $807 and $646 for the three months ended March 31, 2013 and 2012, respectively.

Future minimum payments under long-term, non-cancelable leases as of March 31, 2013, are as follows:

Year Ending December 31,	Future Minimum Payments
2013 (nine months)	$347
2014	720
2015	183
2016	27
Total	$1,277

Legal Proceedings

The staff of the SEC conducted a non-public investigation relating to the Company and, in this regard, the Company and its officers have received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff, in an effort to assist in an expeditious conclusion of the staff’s investigation. On April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. The Company continues to work closely with its legal counsel and advisors to defend the Company. The Company is unable at this time to predict the outcome of this lawsuit or whether the Company will incur any liability associated with the lawsuit, or to estimate the effect such outcome would have on the condensed consolidated financial statements.

In the opinion of management, there are no other material claims assessments or litigation pending against the Company.

NOTE 13 – SEGMENT REPORTING

The Company measures segment income as income from continuing operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business.

Upon consummation of the merger of Heat Planet and the Company, the Company operated two segments: commercial vehicle sales, servicing, leasing and support segment and office leasing segment. Prior to the acquisition of Hebei Ruiliang Trading in April 2012, the Company operated a single segment of commercial vehicle sales, servicing, leasing and support segment. During the reporting periods, the office leasing segment did not commence operation and did not generate any revenues or operating results. However, the value of the assets of the office leasing segment as of March 31, 2013 and December 31, 2012 are $77,855 and $76,893, respectively. The remaining values of assets as of March 31, 2013 and December 31, 2012 are $344,591 and $362,413, respectively, which are related to the commercial vehicle sales, servicing, leasing and support segment.

16

NOTE 14 – RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”), Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration of the acquisition of Heat Planet. The amount is payable within six months of occupation of the Real Estate Asset, which occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012, and any unpaid amounts after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China. (6.00% as of March 31, 2013)

Prior to September 2011, the amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and continues to be unsecured and due on demand by the lender.

The amount due to Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) bears the average interest rate of 6.93% per annum, which is adjustable in connection with the basis rate established by the People’s Bank of China, is unsecured and will commence maturity in July 2013.

The amount due to AutoChina Inc., Smart Success Investment Limited (“Smart Success”) and Alliance Rich were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of March 31, 2013 and December 31, 2012 were as follows:

		March 31,	December 31,
	Notes	2013	2012
		(unaudited)

Mr. Li	(1)	$143	$144
Alliance Rich	(2)	56,110	56,170
Hebei Kaiyuan	(2)	1,187	1,162
Kaiyuan Shengrong	(2)	8,271	8,110
Smart Success	(2)	9	9
Total		$65,720	$65,595

Notes:

(1)	The Chairman and Chief Executive Officer of AutoChina.
(2)	Entity controlled by Mr. Li.

Accounts payable, related party:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company which is controlled by Mr. Li’s brother. The amount due to Ruituo was non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

The outstanding amount due to related party as of March 31, 2013 and December 31, 2012 was as follows:

		March 31,	December 31,
	Note	2013	2012
		(unaudited)

Ruituo	(1)	$6,737	$2,228

Note:

(1) Entity controlled by Mr. Li’s brother.

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Related Party Transactions

During the periods presented, the details of the related party transactions were as follows:

		Three months ended March 31,
	Notes	2013	2012
		(unaudited)	As Adjusted – note 2 (unaudited)
Capital nature:
Hebei Kaiyuan	(1) (a)	$20,737	$65,138
Hebei Kaiyuan	(1) (d)	$—	$273
Kaiyuan Shengrong	(1) (b)	10,369	3,177
Kaiyuan Shengrong	(1) (c)	10,369	3,177
Ruihua Real Estate	(1) (a)	23,928	—
Ruihua Real Estate	(1) (d)	—	207
Ruituo	(2) (a)	23,928	—
Beijing Wantong Longxin Auto Trading Co., Ltd.	(3) (d)	—	41,620

Trading nature:
Hebei Kaiyuan	(1) (f)	21	21
Kaiyuan Shengrong	(1) (f)	$139	$66
Ruituo	(2) (e)	54,717	75,797
Ruituo	(2) (f)	20	136
Honest Best	(4) (f)	$—	$58

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.
(3)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(4)	Parent company of AutoChina and entity controlled by Mr. Li.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Bank loan guarantee provided by the Company to the affiliate.
(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.

Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo, at a markup of approximately 0.3%. The balance due on such purchase is interest-free, unsecured and due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

During the three months ended March 31, 2013 and 2012, the Company purchased commercial vehicles from Ruituo amounting to $54,717 and $75,797, respectively. The Company incurred interest expense of $20 and $136 for the purchase from Ruituo throughout the three months ended March 31, 2013 and 2012, respectively.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the three months ended March 31, 2013 and 2012.

NOTE 15 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and net investments in direct financing and sales-type leases. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment.

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type lease) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss.

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Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and receivables from value-added services is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The net investment in direct financing and sales-type leases and receivables from value-added services will be reviewed for impairment. Included in these amounts are leases that are in default, non-performing or in bankruptcy. Based on our non-performing direct financing and sales-type leases experience from those leases that were either matured or in the stage that were close to maturities, we also assess and make provision for performing loans. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

In estimating the allowance for credit loss, the Company reviews the net investment in direct financing and sales-type lease and receivable from value-added services that are non-performing or in bankruptcy. The allowance for credit loss as of March 31, 2013 and December 31, 2012 were as follows:

	March 31,	December 31,
	2013	2012
	(unaudited)

Balance at the beginning of the period	$12,337	$5,544
Provision during the period	6,426	14,550
Bad debts written off	(3,871)	(7,757)
Balance at the end of the period	$14,892	$12,337

Credit quality of finance receivables

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include performing and non-performing. Non-performing is defined as receivables past due and/or on nonaccrual status or in bankruptcy. The receivables not meeting the criteria listed above are considered performing. Non-performing receivables have the highest probability for credit loss. The allowance for credit loss attributable to non-performing receivables is based on the most probable source of repayment, which is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

The carrying amount of the performing and non-performing finance receivables as of March 31, 2013 and December 31, 2012 was as follows:

March 31, 2013	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$208,582	$—	$208,582
Accounts receivable	3,815	28,904	32,719
	$212,397	$28,904	$241,301

December 31, 2012	Performing	Non- performing	Total carrying amount

Net investment in direct financing and sales-type leases	$234,952	$—	$234,952
Accounts receivable	3,025	29,931	32,956
	$237,977	$29,931	$267,908

19

The carrying amount of the impaired finance receivables as of March 31, 2013 and December 31, 2012 was as follows:

March 31, 2013	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$1,659	$395	$1,264
Accounts receivable	35,519	14,497	21,022
	$37,178	$14,892	$22,286

December 31, 2012	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$5,084	$296	$4,788
Accounts receivable	29,716	12,041	17,675
	$34,800	$12,337	$22,463

The analysis of the age of the carrying amount of the overdue receivables as of March 31, 2013 and December 31, 2012 was as follows:

	March 31,	December 31,
	2013	2012

Less than 90 days	$14,791	$19,103
Over 90 days	28,610	22,869
	43,401	41,972
Less: allowance for credit losses	(14,497)	(12,041)
Total	$28,904	$29,931

For the three months ended March 31, 2013 and 2012, the related amount of interest income recognized for impaired finance receivables was $1,033 and $974, respectively.

NOTE 16 – SUBSEQUENT EVENT

In April 2013, the Company moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 534 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” “our,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of March 31, 2013, the Company had 534 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with various major insurance companies in China to sell insurance. AutoChina’s 534 store locations are each licensed to sell insurance from these carrier partners, and as of March 31, 2013, the Company also operated 23 new insurance agency branch offices solely dedicated to this service in appropriate markets.

On September 11 ,2012, the Company acquired Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 534 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”), our VIE, engaged CITIC Trust Co., Ltd., which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (our existing VIE). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading. This structure was implemented through a non-exclusive 3-year contractual relationship that was automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilized CITIC Trust’s business license for vehicle leasing. This structure also allowed us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provided an additional source of financing.

Under the structure in which CITIC Trust acted as an intermediary, commercial vehicle purchase orders were issued (upon completion of credit checks) by a local center to Chuangjie Trading, which then instructed the Trustee to place the orders for the vehicles with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center entered into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee would deliver the funds for the purchase of the commercial vehicle and instructed Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center would hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and would provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee would be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center would transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund was entitled to future receivables under a lease, while Chuangjie Trading was entitled to the economic benefits of the Trust Fund as the trust beneficiary.

21

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”), which performs the leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, our subsidiary, Hebei Chuanglian Trade Co. Ltd., changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. (“Hebei Chuanglian Finance Leasing”) and commenced leasing commercial vehicles.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessors, have been leasing commercial vehicles directly to our customers and not as part of the structure in which CITIC Trust acted as an intermediary. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired. The last of the leases entered into pursuant to this financing structure will expire in March 2014. Thereafter, the Company will operate its entire leasing business directly through its subsidiaries, Hebei Chuanglian Finance Leasing and Ganglian Finance Leasing.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In addition, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest of Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. After the June 2011 restructuring Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading were all directly owned by AutoChina, and were no longer part of a VIE holding structure. In March 2013, Ganglian Finance Leasing transferred its entire equity interest of Chuangjie Trading back to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading once again becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest of Hebei Chuanglian Finance Leasing to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Hebei Chuanglian Finance Leasing, respectively.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commission on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second-Hand Commercial Vehicle Financing Service

Commencing September 2010, we began offering our customers second-hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second-hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly repayment over a term of 12 to 18 months. We recognized the second-hand vehicle leasing arrangements as a direct financing lease.

Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases were securitized and sold to investors through CITIC Group. The resulting investment products had a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continues to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust to act as an intermediary for new leases and ceased to raise new lease securitization borrowings. The lease securitization borrowings matured in June 2012 and CITIC Trust will continue to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

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Direct Insurance Agency Service

In October 2011, we established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”), for the purpose of conducting our insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with four major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance. As of March 31, 2013, we have set up 23 branch offices throughout China for this service in addition to providing these services at each of the 534 commercial vehicle sales and leasing centers in our existing store network.

Acquisition of Heat Planet

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and will also be occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012.The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 534 commercial vehicle financial centers located throughout China. The Company does not anticipate that it will occupy the entire office space purchased, and expects to lease out the unoccupied space, the proceeds from which will be reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price is payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2013). As of May 31, 2013 the entire $56.4 million purchase price remains unpaid.

Group restructuring

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its VIEs, Kaiyuan Auto Trade and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan. Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Chuangjie Trading from Ganglian Finance Leasing to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest of Hebei Chuanglian Finance Leasing to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and a 20% interest of Hebei Chuanglian Finance Leasing, respectively. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

Loan guarantees

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China Citic Bank, Shijiazhuang, Hebei Province Branch (“Citic Bank”), whereby Citic Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to Citic Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to Citic Bank to secure its guarantees. For the three months ended March 31, 2013, no material transactions occurred under this new mortgage financing arrangement.

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Group structure

A group chart as of March 31, 2013 is shown below:

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(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired.

(10)	Kaiyuan Information Processing was formed in February 2012. It engages in developing and management of the website: www.kywmall.com.

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ADJUSTMENT OF CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

On September 11, 2012, after consummating the acquisition of Heat Planet and its subsidiaries, since both of the Company and the acquired companies are under the common control of Mr. Li immediately before and after the transaction, this transaction was accounted for as a merger under common control using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Heat Planet and its subsidiaries are recorded at carrying value. The cash consideration in excess of carrying value of net assets of Heat Planet’s subsidiary was deemed a capital distribution and was deducted from additional paid in capital amounting to $85,442 upon consummation of the acquisition.

The Company has adjusted its financial statements for the three months ended March 31, 2012 to account for operating results of Heat Planet and its subsidiaries to reflect the merge under common control.

The effects of the adjustment on selected statement of operation line items for the three months ended March 31, 2012 are as follows:

($ in thousands, except for per share data)	Increase (Decrease) in statement of operation line items

General and administrative	$11
Income from operation	(11)
Interest income	3
Income before income taxes	(8)
Net income	$(8)

RESULTS OF OPERATIONS

Three months ended March 31, 2013 as compared to three months ended March 31, 2012

Overview

AutoChina’s earnings decreased significantly during the three months ended March 31, 2013, mostly as a result of the decreased revenue during the period. In terms of operations, the demand for commercial vehicles and for commercial vehicle financing decreased as a result of a slowing of growth in the Chinese economy. However, we expect that China’s economic development will drive demand for commercial vehicles in the future.

During the first quarter of 2013, the Company established an additional commercial vehicle sales, servicing, leasing and support center in Anhui Province and closed a commercial vehicle sales, servicing, leasing and support center in Jilin Province, bringing the total number of locations to 534 as of March 31, 2013.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2011	19,629
New leases recorded in the year ended December 31, 2011	10,935
Vehicles repossessed or loss due to accident in 2011	(169)
Vehicles transferred to customers at the end of lease term in 2011	(6,468)
Balance at December 31, 2011	23,927
New leases recorded in the year ended December 31, 2012	5,385
Vehicles repossessed or loss to accident in 2012	(874)
Vehicles returned to lessee upon settling the outstanding installment	81
Vehicles transferred to customers at the end of lease term in 2012	(13,441)
Balance at December 31, 2012	15,078
New leases recorded in the three months ended March 31, 2013	1,251
Vehicles repossessed or loss due to accident in the first three months of 2013	(314)
Vehicles returned to lessee upon settling the outstanding installment	49
Vehicles transferred to customers at the end of lease term in first three months of 2013	(2,626)
Balance at March 31, 2013	13,438

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Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended March 31, 2013		Three months ended March 31, 2012
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$57,107	80.0%	80,443	78.1%	(29.0)%
Finance	10,501	14.7%	20,732	20.1%	(49.3)%
Insurance	3,747	5.3%	1,893	1.8%	97.9%
Total revenues	$71,355	100.0%	103,068	100.0%	(30.8)%

Revenues for first quarter of 2013 were $71.4 million, a decrease of 30.8% from $103.1 million in the comparable prior year period.

Commercial vehicles revenue decreased by 29.0%, which was primarily due to a decrease in the volume of new vehicle leases during the period. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 1,251 new leases in the three months ended March 31, 2013, compared to 1,725 new leases in the three months ended March 31, 2012. The decrease in commercial vehicles revenue was also contributed to by the decrease in average price per vehicle, from $46,600 to $45,600 per vehicle, for the first quarter of 2013 compared with the same period in 2012. The Company repossessed 250 vehicles whose lessees had defaulted on installment payments, sold 129 of these vehicles, and realized losses of 17 vehicles during the three months ended March 31, 2013. In comparison, there were 149 vehicles repossessed, 113 vehicles sold and 8 missing vehicles recognized in the three months ended March 31, 2012. The decrease in commercial vehicle sales, servicing and leasing was primarily due to a general slowdown in the economy that led to unfavorable investment sentiment for prospective purchasers of commercial vehicles. Additionally, the Company adopted a stricter leasing policy, which caused it to repossess more vehicles for late payment.

Revenues from value-added services (diesel, tire and insurance financing services) totaled $38,000 during the three months ended March 31, 2013 compared with $234,000 during the same period in prior year. During the period, AutoChina continued to tighten the credit control of the value-added services as a way to manage default risk, which led to a decrease in value-added services revenues. As of March 31, 2013, over 260 tire outlets and over 80 fueling stations participate in the program. Meanwhile, commencing July 2011, AutoChina restructured its second-hand commercial vehicle program and began offering leasing arrangements to approved customers. We recognized the second-hand vehicle leasing arrangements as a direct financing lease and leased 60 second-hand vehicles during the first quarter of 2013 while we leased 290 second-hand vehicles during the first quarter of 2012. Revenue generated from second-hand commercial vehicle leasing arrangements during the three months ended March 31, 2013 was $280,000, compared to $794,000 in the comparable prior year period.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered. As of March 31, 2013 there were owners of 1,791 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 7.5%.

Finance revenue decreased 49.3% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended March 31, 2013 compared to the first quarter of 2012. Insurance revenue increased 97.9% compared to the comparable prior year period, as a result of the direct insurance agency business that commenced in late 2011.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended March 31, 2013		Three months ended March 31, 2012
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$1,491	2.6%	$2,747	3.5%	(45.7)%
Commercial vehicles, related parties	54,717	96.0%	75,797	96.5%	(27.8)%
Insurance	807	1.4%	—	—	100.0%
Total cost of sales	$57,015	100.0%	$78,544	100.0%	(27.4)%

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Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the three months ended March 31, 2013 was $56.2 million, as compared to $78.5 million in the same period of the prior year, a decrease of 28.4%, mainly due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business. This decrease was also contributed by a decrease in the average cost per vehicle in the first quarter of 2013, which was $44,900 per vehicle, as compared to $45,500 per vehicle in the comparable prior year period. The decrease in cost per vehicle was due to changes in customer demand. Cost of Sales – Commercial vehicles totaled $1.5 million in the first quarter of 2013, as compared to $2.7 million in the first quarter of 2012, a decrease of 45.7%, as we shifted purchases of commercial vehicles to related parties in order to improve liquidity. The decrease in Cost of Sales – Commercial vehicles, related parties was higher than the Cost of Sales – Commercial vehicles and Commercial vehicles revenue during the first quarter of 2013 (totaled $54.7 million) as compared to $75.8 million in the first quarter of 2012, a decrease of 27.8%.

Cost of insurance in the three months ended March 31, 2013 totaled $807,000, as compared to nil in the comparable prior year period, an increase of 100.0%, because we began to offer direct insurance agency services in December 2011.

Gross Profit

The Company’s gross profit was $14.3 million in the three months ended March 31, 2013, representing a gross margin of 20.1%, a decrease from the gross margin of 23.8% for the same period in 2012, which is primarily due to the decreased effective interest rate on direct financing and sales-type leases, which decreased the contribution to the monthly amortized finance income. Increased insurance revenue partially offset the decrease in gross profit ratio.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2013 and 2012 were $14.0 million and $10.3 million, respectively. There was an increase of $3.7 million or 36.3% in the first quarter of 2013, compared with the same period of 2012. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, insurance services branches, increased allowance for credit losses, and increased professional expenses.

From December 31, 2012 to March 31, 2013, we increased the provision for doubtful accounts from $12.3 million to $14.9 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the period was recorded in general and administrative expenses, and accordingly affect the earnings for the period.

Interest Expense

Interest expense totaled $1.8 million for the three months ended March 31, 2013, of which $0.2 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”). It included interest of $21,000 and $139,000 incurred for the loan advanced from Hebei Kaiyuan and Kaiyuan Shengrong, respectively. It also included interest of $20,000 incurred for our purchase from Ruituo of commercial vehicles for leasing during the three months ended March 31, 2013. Interest expense totaled $4.1 million for the three months ended March 31, 2012, of which $0.3 million of interest expense was incurred for the loan advanced by affiliates, Hebei Kaiyuan, Kaiyuan Shengrong, and the payables from an affiliate, Ruituo, for the purchase of commercial vehicles for leasing.

Other interest expenses decreased to $1.7 million from $3.8 million, which resulted from a decreased average borrowing balance from banks and affiliates during the period.

Interest Income

Interest income increased from $35,000 to $92,000 due to the increased average cash balance over the period.

Income Tax Expense

In the three months ended March 31, 2013, the Company recorded income tax expense of $0.6 million, as compared to an income tax expense of $2.8 million in the same period in 2012. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income

Net income in the three months ended March 31, 2013 was $0.4 million, as compared to $8.0 million in three months ended March 31, 2012, representing a decrease of 94.9% from the same period in 2012. The decrease in net income primarily resulted from the decreased revenue generated from the truck financing businessand increased selling, general and administrative expenses.

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LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 6.60% to 8.00% per annum.

As of March 31, 2013, the Company had incurred accounts payable of $6.7 million from Ruituo, a company which is controlled by the brother of Mr. Yong Hui Li, our Chairman and Chief Executive Officer. The payable balance is unsecured, bears interest at 8.00% per annum and is due on demand by Ruituo.

As of March 31, 2013, the Company’s outstanding borrowings from affiliates amounted to $56.1 million, $1.2 million, $8.3 million, $143,000 and $9,000 from Alliance Rich, Hebei Kaiyuan, Kaiyuan Shengrong, Mr. Li and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, Kaiyuan Shengrong and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represents a portion of the consideration of the acquisition of Heat Planet. The amount is payable within six months of occupation of the Kai Yuan Center by the Company, which occurred in April 2013, and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012, and any unpaid amounts after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2013). The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amount due to Kaiyuan Shengrong is unsecured and bears interest at the average rate of 6.93% per annum, adjustable in connection with the basis rate established by the People’s Bank of China. The loans commence to mature in July 2013, and the Company plans to repay the loans at maturity. The amounts due to AutoChina Inc., Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and are due on demand by the lenders.

As of March 31, 2013, the Company had short-term borrowings of $82.9 million, represented by loans from various Chinese banks, which have the terms within one year.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of March 31, 2013 and December 31, 2012, the Company had working capital of $108.3 million and $105.4 million, respectively.

During the three months ended March 31, 2012, the Company decreased its short-term borrowings, repaying net funds amounting to $19.5 million. On the other hand, the Company had a net increase of amounts due to affiliates and accounts payable, related party amounting to $125,000 and $4.5 million, respectively, during the first three months of 2013, which generated additional cash to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain additional funding to expand and grow its operations, which may include debt offerings, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at March 31, 2013 and December 31, 2012 (in thousands):

	As of
	March 31,	December 31,
	2013	2012

Assets:
Cash and cash equivalents	$81,370	$75,777
Accounts receivable	32,719	32,956
Net investment in direct financing and sales-type leases	208,582	234,952
Construction in progress	77,475	76,669
Property, equipment and improvements, net	4,828	4,985
Liabilities:
Accounts payable, related parties	6,737	2,228
Short-term borrowings	82,949	102,458
Due to affiliates	$65,720	$65,595

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Accounts receivable represents the receivable from value-added services and the overdue net investment in direct financing and sales-type leases. The decrease of accounts receivable to $32.7 million as of March 31, 2013, a slight decrease of $0.2 million (0.7%) as compared with December 31, 2012, was mainly related to the slight decrease of net investment in the portion of direct financing and sales-type lease that is overdue and delinquent.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the commencement of our commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the revenue decreased during the period to reflect the new monthly installment arrangement, the balance of net investment in leases decreased accordingly.

Construction in progress increased to $77.5 million as of March 31, 2013, an increase of $0.8 million (1.1%) as compared with December 31, 2012. The amount represented the cost of construction for the Kai Yuan Center which had not yet been completed as of March 31, 2013 and December 31, 2012. Kai Yuan Center was completed and occupied in April 2013.

Property, equipment and improvements decreased to $4.8 million as of March 31, 2013, a decrease of $0.2 million (3.1%) as compared with December 31, 2012. The decrease of the balance mainly represented the depreciation charge, offset by the expenditures associated with expanding the insurance service branch offices during the period.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from $2.2 million to $6.7 million as of March 31, 2013, an increase of $4.5 million, or 202.4%, as compared with December 31, 2012. Such amounts were primarily related to the payables to our affiliate, Ruituo, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings decreased to $82.9 million as of March 31, 2013, from $102.5 million in December 31, 2012, because the Company repaid bank borrowings during the period. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and began to expire in July 2013.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Three months ended March 31,
	2013	2012
Net cash provided by operating activities	$22,807	$89,402
Net cash used in investing activities	(2,177)	(45,986)
Net cash used in financing activities	(15,244)	(51,003)
Effect of exchange rate change	207	38

Net increase (decrease) in cash and cash equivalents	$5,593	$(7,549)

Operating Activities. The Company generated $22.8 million from operating activities for the three months ended March 31, 2013, as compared to $89.4 million for the three months ended March 31, 2012, representing a decrease of $66.6 million. This decrease in cash flows provided by operating activities was attributable primarily to the change in other payables and other current liabilities and reduction in net income during the period.

In the three months ended March 31, 2013, the Company generated $22.8 million from operating activities. During this period, the Company had net income of $0.4 million. In addition, the Company decreased its net investment in direct financing and sales-type leases by $26.7 million. However, there was an increase in accounts receivable by $5.7 million and decrease in accounts payable by $5.6 million. The remaining balance of $7.4 million arose from changes in inventories, deposits for inventories, prepaid expenses and other current assets, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

In the three months ended March 31, 2012, the Company generated $89.4 million in operating activities. During this period, the Company had net income of $8.0 million. In addition, the Company decreased its net investment in sales-type leases by $22.0 million, decreased in deposits for inventories, related parties by $14.5 million and increased other payable and accrued liabilities by $45.1 million. The remaining balance of $7.8 million arose from changes in account receivables, inventories, deposits for inventories, prepaid expenses and other current assets, accounts payable, customer deposits, income tax payable, depreciation and amortization and other items.

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Investing Activities. Net cash used in investing activities was $2.2 million in the three months ended March 31, 2013, as compared to $46.0 million for the three months ended March 31, 2012. The cash was used for increase in restricted cash in the amount of $1.3 million, capital expenditures for construction in progress in the amount of $0.6 million and for the purchase of property, equipment and improvements of $0.3 million. On the other hand, the cash was used for capital expenditures for construction in progress in the amount of $44.0 million and for the purchase of property, equipment and improvements of $1.3 million and the repayment of amounts due from an affiliate of $0.7 million during the three months ended March 31, 2012.

Financing Activities. Net cash used in financing activities was $15.2 million in the three months ended March 31, 2013, as compared to $51.0 million for the three months ended March 31, 2012. During the three months ended March 31, 2013, the Company repaid the net borrowings of $19.7 million to banks and obtained net proceeds of $4.5 million from its affiliate, Ruituo, as part of a financing arrangement to purchase commercial vehicles for leasing. On the other hand, the Company received proceeds of $5,000 from its affiliate, Hebei Kaiyuan. During the three months ended March 31, 2012, the Company repaid the net bank loans and leasing securitization borrowings of $23.0 million and obtained net proceeds of $9.1 million to its affiliate, Ruituo, for the financing arrangement to purchase commercial vehicles. In addition, the Company received proceeds of $29.2 million from its affiliates, Hebei Kaiyuan, Ruituo and Beijing Wantong Longxin Auto Trading Co, Ltd., and repaid $31.3 million to these affiliates. In addition, the Company used $29.2 million for a capital distribution and paid a special cash dividend of $5.9 million to its shareholders

Historically, most or all of available cash is used to fund the investment in direct financing and sales-type leases, inventory growth and for capital expenditures. To the extent the investment in direct financing and sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

The Company expects to use cash to (i) increase its net investment in direct financing and sales-type leases in line with its revenue growth; and (ii) purchase property and equipment and make improvements on existing property by the end of the year. In the first quarter of 2013, we incurred $0.8 million of capital expenditure for Kai Yuan Center and an additional $0.9 million was incurred in April 2013. After that, we do not expect to incur significant capital expenditure for Kai Yuan Center. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

As of March 31, 2013, AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Accounts payable, related parties; and (iii) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 6.6% to 7.27% as of March 31, 2013 and have terms of up to one year.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to an affiliate, Ruituo, a company which is controlled by Mr. Li. The payable balance is unsecured, bears interest at 8.00% per annum and due on demand by Ruituo. The Company expects to continue to rely on the financing from Ruituo in the foreseeable future.

Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount will be payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet. Any unpaid amounts from such amount due after such six months will begin to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2013). The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amount due to Kaiyuan Shengrong is unsecured, bears interest at the average rate of 6.93% per annum, and is adjustable in connection with the basis rate established by the People’s Bank of China (6.00% as of March 31, 2013), and commences maturity in July 2013. The amounts due to AutoChina Inc., Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of net investment in direct financing and sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth, inventory growth and capital expenditures.

Cash and cash equivalents as of March 31, 2013 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

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Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

¨	The Sino-foreign Equity Joint Venture Law (1979), as amended;

¨	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

¨	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

¨	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

¨	The Foreign Investment Enterprise Law (1986), as amended; and

¨	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In July 2012, the Company provided a bank loan guarantee and pledged lease receivables to Kaiyuan Shengrong for the amount of RMB65 million, for which Kaiyuan Shengrong received an aggregate of RMB50 million one-year loans from a local bank and lent RMB50 million to the Company in September 2012. Kaiyuan Shengrong is subject to an average interest rate of 6.93% per annum. The Company, as guarantor, is charged the same interest rate. The bank loans and respective bank loan guarantee will commence to mature in July 2013.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion of the application of these and other accounting policies, refer to “Note 3 –Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2012.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2013, AutoChina’s total outstanding interest-bearing loans amounted to $155.9 million with interest rates ranging from 6.60% to 8.00% per annum. Changes in the interest rates could impact the amount of interest that we are required to pay.

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Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in direct financing and sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in direct financing and sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended March 31, 2013 of RMB2.2 million is reported as $413,000 based on the 2013 first quarter-to-date average RMB to U.S. dollar exchange rate of 6.2807.  Net income would increase $3,000 to $416,000 based on the March 31, 2013 exchange rate of 6.2689 RMB per U.S. dollar.  However, net income would decrease $338,000 to $75,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits

99.1	Press Release, dated June 14, 2013*

*Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: June 14, 2013

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